RECEIVED
2007 JUN 19 A

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

June 18, 2007

07024584

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of June 18, 2007

- **Legacy Hotels Provides Update Concerning Its Review Of Strategic Alternatives**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
JUN 21 2007

6/20

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: Paula A. McMullan
Secretary

Enclosure

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

For immediate release

LEGACY HOTELS PROVIDES UPDATE CONCERNING ITS REVIEW OF STRATEGIC ALTERNATIVES

TORONTO, June 18, 2007 – Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today, at the request of the TSX, updated the status of its review of strategic alternatives. Legacy stated that it is continuing its review of all strategic alternatives, including a sale of the Trust. The Trust also confirmed that it is in discussions with investment groups regarding the possible acquisition of the Trust.

In the process of reviewing its strategic alternatives, the Board of Trustees of Legacy has sought interest over the past three months from a wide variety of parties with respect to the Trust. In the context of this process, the Board has received non-binding offers in the range of $12.60 per unit. That price represents a premium of approximately 14% over the trading price immediately prior to the announcement on March 1, 2007 of the Trust's strategic alternative review process.

There can be no assurance that ongoing negotiations will result in a binding offer being made for the Trust. The Board of Trustees may ultimately determine that its current business plan or the adoption of strategic alternatives other than the sale of the Trust is the best means to build and deliver unit holder value. Fairmont Hotels and Resorts Inc., Legacy's largest unit holder, is continuing to support the strategic review process.

Forward Looking Information

This news release contains forward-looking information related to, but not limited to, Legacy operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 27, 2007, which can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com, for a list of the risks inherent in the activities of the Trust. All statements in this news release are qualified by such cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units trade on the Toronto Stock Exchange under the symbol LGY.UN.

Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

END